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03003510

File No. 82-5227

January 17, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

03 JAN 30 AM 7:21

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

• Notice of Acquisition of Subsidiary (January 15, 2003)

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah

dlw 2/4

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

03 JAN 30 AM 7:21

File No. 82-5227
January 15, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Acquisition of Subsidiary

It is hereby notified that Sammy Corporation (the "Company") has acquired 1,365 shares (57.6% of the total number of issued shares) of U's mobile Co., Ltd. held by usen Corp. to make it a subsidiary of the Company, as described below:

Description

1. Reason for acquisition of the shares:

The Company has actively promoted its N.E.W.S. (New Entertainment World of Sammy) business, which consists of amusement, content, new technology and merchandising, for the purpose of creating new entertainments.

As a business development of its content division, the Company has offered content services for mobile phones, such as "Sammy 777 Town" (i-mode official site), "Sammy Pachi☆Slot Town" (J-Sky official site) and "Sammy EZ Town" (EZweb official site), which make available for download melodies signaling incoming calls and pictures used as wallpaper on displays, as well as information on new machines, relating to the Sammy Group's popular *pachislot* and *pachinko* machines. The number of subscribers for these sites has increased steadily, currently totaling 400,000 active subscribers or more.

Based on the judgment that the inclusion of U's mobile Co., Ltd., which possesses abundant know-how as to music-related content for mobile phones and the Internet, in the Sammy Group would enable the Company to develop its content business more efficiently, the Company has determined to acquire 1,365 shares (57.6% of the total number of issued shares) of U's mobile Co., Ltd. held by usen Corp. to make it a subsidiary of the Company.

U's mobile Co., Ltd. has promoted services of distributing melodies signaling incoming calls for mobile phones and services of molodies to be attached with e-mails and boasts

1,300,000 active subscribers or more (as of September 2002). The Company intends to expand the content business of both companies.

2. Outline of the subsidiary to be acquired:

(1)	Trade name:	U's mobile Co., Ltd.
(2)	Representative:	Masaaki Ono, Representative Director
(3)	Location of head office:	Belaire Gardens 7F, 2-11, Jingumae 4-chome, Shibuya-ku, Tokyo
(4)	Establishment:	March 1, 2000
(5)	Contents of business:	Planning and production of music-related content for mobile phones and the Internet
(6)	Date of settlement of accounts:	End of February of each year
(7)	Number of employees:	20
(8)	Major business office:	None
(9)	Capital:	¥118,570,000 (as of April 1, 2002)
(10)	Total number of issued shares:	2,371.5 shares
(11)	Large shareholders (shareholding ratio):	usen Corp.: 1,365 shares (57.6%) U's BMB Entertainment Corp.: 549 shares (23.1%) Bandai Networks Co., Ltd.: 110 shares (4.6%) Masaaki Ono: 80 shares (3.4%)

(12) Business results for the recent business years:

	Business year ended February 28, 2001	Business year ended February 28, 2002
Net sales (¥ million)	414	967
Operating income (¥ million)	106	141
Ordinary income (¥ million)	108	139
Net income (¥ million)	54	16
Total assets (¥ million)	364	551
Dividend per share (¥)	-	-

3. Party to transfer the shares:

(1)	Trade name:	usen Corp.
(2)	Representative:	Yasuhide Uno, President and Representative Director
(3)	Location of head office:	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo
(4)	Contents of major businesses:	Broadcasting business, broadband business, retail business, *karaoke* business and Internet business
(5)	Relation with the Company:	None

4. Number of shares to be acquired, the acquisition prices and the state of shareholdings of the Company before and after the acquisition:

(1)	Number of shares in possession before the acquisition:	0 share (shareholding ratio: 0%)
(2)	Number of shares to be acquired:	1,365 shares (shareholding ratio: 57.6% acquisition prices: ¥1,410,000,000)
(3)	Number of shares in possession after the acquisition:	1,365 shares (shareholding ratio: 57.6%)

4. Schedule:

December 27, 2002:	Conclusion of an agreement to acquire shares of U's mobile Co., Ltd.
December 30, 2002:	Completion of the payment for the acquisition of shares

5. Future outlook:

(i) Forecast of business results of the Company on a consolidated basis for the business year ending March 31, 2003:

As the amounts of initial investment and net sales are expected to have no significant effect on the forecast of business results on a consolidated basis for the business year ending March 31, 2003, no amendment thereto is made.

(ii) Medium-term business plan of the Company on a consolidated basis for the business year ending March 31, 2004 and thereafter:

At the present moment, no amendment is made to the medium-term business plan publicized in April 2002. However, the Company will take into consideration the consistency with the business plan of U's mobile Co., Ltd. for its next business year and thereafter, in publicizing the Company's next medium-term business plan.

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